Advisers Series Trust
c/o U.S. Bank Global Fund Services
2020 East Financial Way, Suite 100
Glendora, California 91741

June 16, 2021

Samantha Brutlag
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

    Re:    Advisors Series Trust (the “Trust”)
        File Nos.: 333-17391 and 811-07959
Pzena International Value Fund

Dear Ms. Brutlag:
This correspondence is being filed in response to the comments you provided via telephone to Elaine Richards, Jane Gately and Tracy Moore of U.S. Bank Global Fund Services, on June 1, 2021, in connection with the SEC Staff’s review of the Trust’s Post-Effective Amendment (“PEA”) No. 1021 to the Trust’s Registration Statement. PEA No. 1021 was filed pursuant to Rule 485(a) under the Securities Act of 1933 on Form N-1A on April 14, 2021 (SEC Accession No. 0000894189-21-002205). The purpose of PEA No. 1021 was to add one new series of the Trust: Pzena International Value Fund (the “Fund”). The Fund is currently scheduled to become automatically effective on June 28, 2021. Simultaneously with the effective date, we submit another PEA under Rule 485(b) to (1) reflect the revisions discussed herein in response to your comments; (2) make certain non-material changes as appropriate, and (3) file any outstanding exhibits to the registration statement.
For your convenience, the comment has been reproduced with a response following the comment. Capitalized terms not otherwise defined have the same meaning as in the PEA.

Comment 1.    The Staff notes that the first sentence under the Principal Investment Strategies section states that the Fund invests “at least 80% of net assets...in common stocks of companies located in Developed Markets outside the United States.” Please confirm supplementally that, at any given time, the Fund will invest in several countries within Developed Markets outside the United States.

Response: The Trust responds by confirming supplementally that the Fund will invest in several countries with Developed Markets outside the United States.

Comment 2.    Given the Trust’s definition of “Developed Markets” in the second sentence under the Principal Investment Strategies section, consider removing the phrase “located in” from the previous sentence.

Response: The Trust responds by revising the first sentence under the Principal Investment Strategies section as follows:

Under normal market conditions the International Value Fund invests at least 80% of its net assets (plus any borrowings for investment purposes) in common stocks of Developed Market companies, not including U.S. companies.

Comment 3.    In the last paragraph on Page 2 under the Summary Section, it indicates that the “Adviser believes assessing the potential impact of ESG is critical to the investment profits...” With that in mind:
a.Please disclose whether the Adviser applies the ESG criteria to all investments or only some investments.
b.Also, please disclose, if accurate, that the Fund could invest in a company which scores poorly in ESG factors if it is an attractive investment for other reasons.
c.Finally, please clarify the criteria for investments that are considered to have ESG characteristics.

Response: The Trust responds to each category as follows:
a.Yes, the Adviser applies the ESG criteria to all investments;
b.Yes, it is a correct statement that the Fund could invest in a company which scores poorly in ESG factors if it is an attractive investment for other reasons;
c.No individual ESG criteria must be present prior to the investment.

The Trust will revise the Principal Investment Strategy Disclosure as follows:

In evaluating an investment for purchase by the International Value Fund, the Adviser conducts a thorough fundamental assessment of the business, with a focus on those challenges that have created the value opportunity. The Adviser examines material issues that can influence the company’s long-term performance and risk profile. As a part of this process, the Adviser speaks with competitors, customers, and suppliers; conducts field research such as site visits to plants, stores, or other facilities; analyzes the financials and public filings of the company and its competitors; focuses on the company’s underlying financial condition and business prospects considering estimated earnings, economic conditions, degree of competitive or pricing pressures, the experience and competence of management; and integrates environmental, social and governance (“ESG”) considerations, which can vary across companies and industries (ESG considerations may include but are not limited to environmental impact, corporate governance and ethical business practices). The Adviser believes that assessing the potential impact of ESG issues on a company is critical to the investment process, both in terms of downside risk protection and assessing future earnings upside potential.

While ESG-related issues are analyzed for each company before and during ownership, the evaluation of all key investment considerations, including ESG issues, is company-specific. Each is analyzed internally, discussed with company management and industry experts and monitored. The Adviser evaluates all issues head-on, takes a view as to whether the company can remediate them, and will actively engage management, if necessary, if it decides to become shareholders. The Adviser believes that investing in times of controversy can result in significant future upside, assuming the risks and turnaround potential are appropriately analyzed and, where possible, priced in at the point of investment. Consequently, no one issue, ESG-related or otherwise, necessarily disqualifies a company from investment, and no individual characteristic must be present prior to investment.

Each step of this process contributes to the Adviser’s determination of whether to invest and at what position size. Once an investment has been made, the Advisor continues to engage with the company on an ongoing basis to exert a constructive, long-term oriented influence on the trajectory of the company.

The Adviser’s sell discipline is guided by the same process with which the Adviser originally screens the investment universe. The Adviser typically sells a security when it reaches what the Adviser judges to be fair value, there are more attractive opportunities or there is a change in company fundamentals.

Comment 4.    Under the Principal Risks section, please consider adding ESG-specific risk, including adding risk disclosure with respect to the use of one or more third party data providers, if appropriate.

Response: The Trust responds by stating that the Adviser does not believe that adding ESG-specific risks to the Principal Risks section is appropriate, as the Funds do not hold themselves out as “ESG” funds. Rather, ESG is just one of several criteria analyzed for each investment.

Comment 5.    In the Management of the Funds section under Portfolio Managers, please add the month and year that the portfolio managers began serving the Fund.

Response: The Trust responds by adding disclosure to clarify that the portfolio managers have been managing the Fund “since its inception in June 2021.”

Comment 6.    Under the Prior Performance section on page 15, please add disclosure confirming that all expenses were deducted from the net amount.

Response: The Trust responds by revising the pertinent disclosure as follows:

Net rates of return are presented net of investment management fees, if any, and net of all expenses, including the deduction of brokerage commissions and transaction costs.

If you have any questions regarding the above responses, please do not hesitate to contact the undersigned at (626) 914-7363 or at elaine.richards@usbank.com.

Very truly yours,

/s/ Elaine E. Richards
Elaine E. Richards
Secretary
Advisors Series Trust
3